UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported)
October 10, 2016
ENTERPRISE FINANCIAL SERVICES
CORP
(Exact name of registrant as specified in its charter)

Delaware	001-15373	43-1706259
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 N. Meramec, St. Louis, Missouri (Address of principal executive offices)	63105 (Zip Code)

Registrant's telephone number, including area code
(314) 725-5500

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On October 10, 2016, Enterprise Financial Services Corp (the “Company” or “EFSC”), the parent company of Enterprise Bank & Trust (“EB&T”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Jefferson County Bancshares, Inc. (“JCB”), the parent company of Eagle Bank and Trust Company of Missouri, pursuant to which JCB will merge with and into the Company (the “Merger”). As part of the transaction, Eagle Bank and Trust Company of Missouri will also merge with and into Enterprise Bank & Trust.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of JCB will be automatically converted into and exchangeable for the right to receive: (i) $85.39 in cash (the “Cash Consideration”); or (ii) 2.75 shares of the EFSC’s common stock, with cash being paid in lieu of fractional shares (the “Stock Consideration”). Each shareholder of JCB will be entitled to elect the number of shares of JCB common stock held by such shareholder that will be exchanged for the Cash Consideration or Stock Consideration subject to proration in the event that a selected form of consideration is over-elected.

In connection with the Merger, JCB will receive one director seat on each of EFSC’s and EB&T's boards of directors. Michael Walsh, Chairman and Chief Executive Officer of JCB, will join EB&T as Executive Vice President and Chairman of the St. Louis Region.

The Merger Agreement contains customary representations, warranties and covenants from both the Company and JCB. Among other covenants, JCB has agreed: (i) to convene and hold a meeting of its shareholders to consider and vote upon the Merger, (ii) that, subject to certain exceptions, the board of directors of JCB will recommend the approval of the Merger and the Merger Agreement by its shareholders, and (iii) not to solicit alternative third-party acquisition proposals or, subject to certain exceptions, conduct discussions concerning or provide confidential information in connection with any alternative third-party acquisition proposal.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the merger by shareholders of JCB. The Merger Agreement contains provisions that provide for the termination of the Merger Agreement in certain circumstances, and such provisions may require JCB to pay the Company a termination fee of $5 million, or if terminated upon a material breach, may require the breaching party to pay a liquidated damages fee of $2 million.

The Merger Agreement has been filed to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, JCB or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made solely for the benefit of the other party to the Merger Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (c) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to shareholders and (d) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or JCB. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or JCB.

The Merger Agreement may be terminated by mutual written consent of the parties. The Merger Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (i) the Merger shall not have become effective by June 30, 2017 or, if regulatory approvals remain outstanding, by September 30, 2017, (ii) the consummation of the Merger has been enjoined or prohibited, (iii) the Company shareholder approval is not obtained, (iv) the other party breaches its representations and covenants and such breach is not cured and would result in the closing conditions not being satisfied. JCB has a right to terminate if JCB enters into a definitive agreement with respect to a superior alternative transaction (subject to payment of the termination fee). In addition, JCB has a right to terminate if (i) the Company’s stock price decreases more than 17.5% lower than the Company’s stock price when the Merger Agreement is publicly announced (each based on a 5 day trailing volume-weighted average price) and (ii) such decrease in the Company’s stock price is 15% greater than the relative change in the Nasdaq Bank Index on the corresponding dates. The Company has a right to terminate if, (i) the board of directors of JCB makes an adverse change in its recommendation with respect to shareholder adoption of the Merger Agreement or (ii) pre-closing environmental reviews of the real estate of JCB result in a specified estimated remediation cost.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of the definitive agreement, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference in its entirety.

Forward-looking Statements

Certain statements contained in this filing may be considered forward-looking statements. These forward-looking statements may include: statements regarding the Merger, the range of consideration of the Merger and the ability of the parties to consummate the Merger. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. EFSC does not assume any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that EFSC anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, EFSC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors and risks referenced from time to time in EFSC’s filings with the Securities and Exchange Commission. For any forward-looking statements made in this press release or in any documents, EFSC claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, EFSC will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of JCB, and a Prospectus of EFSC, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about EFSC and JCB, may be obtained at the SEC’s website at www.sec.gov.

EFSC and JCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of JCB in connection with the proposed merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 7.01 Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 is a copy of the press release issued by the Company on October 11, 2016 announcing the execution of the Merger Agreement.

Also, on October 11, 2016, the Company made available an investor presentation regarding the Merger Agreement. A copy of the investor presentation is furnished as Exhibit 99.2 hereto and is incorporated herein by reference.

The information under Item 7.01 and in Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities thereof, nor shall it be deemed to be incorporated by reference in any filing under the Securities and Exchange Act of 1934 or under the Securities Act of 1933, except to the extent specifically provided in any such filing.

Item 9.01 Other Events.

(d) Exhibits.

Exhibit
Number    Description
2.1*        Agreement and Plan of Merger, among the Company, Enterprise Bank & Trust, Jefferson County
Bancshares, Inc., and Eagle Bank and Trust Company of Missouri, dated October 10, 2016
99.1        Press Release dated October 11, 2016
99.2        Investor Presentation dated October 11, 2016

* Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Company agrees to furnish supplemental to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERPRISE FINANCIAL SERVICES CORP

Date:	October 11, 2016	By:	/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President and Controller

INDEX TO EXHIBITS

Exhibit
Number    Description
2.1*        Agreement and Plan of Merger, among the Company, Enterprise Bank & Trust, Jefferson County
Bancshares, Inc., and Eagle Bank and Trust Company of Missouri, dated October 10, 2016
99.1        Press Release dated October 11, 2016
99.2        Investor Presentation dated October 11, 2016

* Certain schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the Company agrees to furnish supplemental to the Securities and Exchange Commission a copy of any omitted schedule upon request.